Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

www.faegredrinker.com

December 20, 2023

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bow River Capital Evergreen Fund
(Registration Nos. 333-237941; 811-23566)

Dear Mr. Ellington:

The following responds to the Staff’s comments that you provided by telephone on November 21, 2023, regarding the review of the N-CSR filed by Bow River Capital Evergreen Fund (the “Registrant” or the “Fund”) for its fiscal period ended March 31, 2023.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: The Fund has been identified in its annual report on Form N-CSR as a non-diversified fund; however, it appears that the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified. (See. Section 13a-1 of the Investment Company Act of 1940 and Rule 13a-1 thereunder).

Response: The Fund confirms that it will receive shareholder approval prior to changing its status back to non-diversified.

2.	Comment: In the “Trustees and Officers” section of the annual report filed on Form N-CSR, please provide the address for each trustee and officer as required by Item 18(1) of Form N-2. Relatedly, please include a statement that additional information about trustees is included in the Fund’s Statement of Additional Information. (See. Item 24(4)(f) of Form N-2).

Response: The Registrant confirms that it will include the aforementioned disclosure in future annual report filings on Form N-CSR.

3.	Comment: The Staff notes that the Fund has not included the required statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to the portfolio securities is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number or sending an email to a specified e-mail address, if any; (2) on the Registrant’s website, if applicable; and (3) on the Commission’s website at http://www.sec.gov. (See. Item 24 Instruction 6(c) of Form N-2). Please supplementally explain why such disclosure was not included in the financial statements filed on Form N-CSR.

Response: The Registrant respectfully notes that the aforementioned exclusion was an oversight and confirms that it will include such disclosure in future filings made on Form N-CSR.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer